Putnam Investments
One Post Office Square
Boston, MA 02109
December 20, 2013

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Monique Botkin

Re:	Preliminary Proxy Statement on Schedule 14A filed by The Putnam Funds (each a
“Fund” and collectively the “Funds”)

Dear Ms. Botkin:

This letter responds to the comments that you and Laura Hatch provided telephonically to me and my colleague, Carlo Forcione, on behalf of the Staff of the Securities and Exchange Commission (the “Commission Staff”) on December 4, 2013 regarding the preliminary proxy statement on Schedule 14A, as filed by the Funds with the Securities and Exchange Commission on November 27, 2013 (the “Proxy Statement”). For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Funds.

1. Comment: We note the statement in Proposal 1 of the Proxy Statement that “there are no current plans to make changes with respect to existing management fees, expense limitations, distribution arrangements, or the quality of any services provided to the funds or their shareholders as a result of the Transfer.” Please confirm that for a one-year period from October 8, 2013 there will be no changes to the advisory fees reflected in the proposed new management contracts that would be required to be disclosed pursuant to Item 22(c)(9) of Schedule 14A.

Response: Item 22(c)(9) of Schedule 14A requires certain disclosures “[i]f a change in the investment advisory fee is sought.” We confirm that no change in any fund’s investment advisory fee is sought and that there are no proposed or intended changes to the advisory fees reflected in the proposed new management contracts. We do not believe that Item 22(c)(9) requires a firm commitment that there will be no changes to advisory fees for any other reason (that is, for reasons unrelated to the Transfer) for a one year period.

2. Comment: Please confirm supplementally that no disclosure about Putnam Management’s financial condition is required to be provided pursuant to Item 22(c)(7) of Schedule 14A.

Response: We confirm that no disclosure pursuant to Item 22(c)(7) is required.

3. Comment: Please confirm supplementally that the provisions of the proposed new management contract described in the sub-paragraph of Proposal 1 in the Proxy Statement “The Proposed New Management Contract; Comparison with your Fund’s Prior Management Contract—Expenses” relating to the payment by the Funds of Trustee fees and reimbursement of Putnam Management by the Funds of certain expenses do not differ from the relevant provisions of each Fund’s previous management contract. If there is no difference, please consider revising the Proxy Statement disclosure to clarify.

Response: We confirm that there is no change to these provisions in each Fund’s proposed management contract. We have revised the disclosure in this sub-paragraph to clarify this point.

4. Comment: Please confirm supplementally that George Putnam, III is not an interested person of the Funds or of Putnam Management.

Response: We confirm that Mr. Putnam is not an interested person of the Funds or of Putnam Management, and has not been an interested person since the 2007 acquisition of Putnam Investments by Great-West Lifeco Inc. Before the 2007 acquisition, Mr. Putnam had been considered an interested person primarily due to his family’s direct and indirect stock ownership of Marsh & McLennan, the former ultimate parent company of Putnam Investments. Before the 2007 acquisition, Mr. Putnam also served as President of the Funds, in which capacity he presided at the Funds’ shareholder meetings. Mr. Putnam’s role as President terminated in 2007.

5. Comment: Please consider revising the Proxy Statement disclosure to provide additional information about how shareholders of the Funds may access the Funds’ Declarations of Trust that have been filed with the Secretary of The Commonwealth of Massachusetts.

Response: We have revised the Proxy Statement disclosure to indicate that the Declarations of Trust are available on the website of the Secretary of The Commonwealth of Massachusetts.

6. Comment: We note that, as disclosed in paragraph 4 of Proposal 3 of the Proxy Statement, the Revised Declaration “permits a fund to make involuntary redemptions in certain additional circumstances, including . . . (iv) if the Trustees determine for any other reason, in their sole discretion, that the ownership of fund shares by a shareholder is not in the best interests of the remaining shareholders of the Trust or of the applicable series or class.” Please revise the Proxy Statement disclosure to provide additional information about the circumstances in which this plenary authority might be exercised.

Response: We have revised the Proxy Statement to provide some illustrative examples of the circumstances in which the Trustees may authorize an involuntary redemption under clause (iv). These circumstances may include situations in which (i) a shareholder repeatedly violates a Fund’s short-term trading restrictions or otherwise abuses shareholder privileges, (ii) a shareholder’s residence in a particular foreign jurisdiction may impose regulatory restrictions on a Fund, or (iii) a shareholder is added to the Specially Designated Nationals List maintained by the Office of Foreign Assets Control within the U.S. Department of the Treasury (or a similar list of persons subject to sanctions).

7. Comment: Please confirm that no redemption fees will be introduced or modified for any Fund upon the adoption by the relevant Funds of the Revised Declaration or, if any such changes are to be made, revise the disclosure in the Proxy Statement to provide the disclosure required by Item 22(c) of Schedule 14A with respect to such changes.

Response: As indicated in paragraph 8 of Proposal 3 in the Proxy Statement disclosure, the Revised Declaration, if adopted by the Affected Funds, would merely clarify the authority of the Trustees to assess redemption fees. The adoption of the Revised Declaration, by itself, would not result in any changes to a fund’s fee structure (including with respect to redemption fees), and no such changes are planned in connection with the adoption of the Revised Declaration by the Affected Funds. The introduction or modification of any redemption fee would be considered separately by the Trustees, in accordance with Rule 22c-2 under the Investment Company Act of 1940, and would be accompanied by appropriate disclosure in an Affected Fund’s prospectus. Currently, none of the Funds assesses redemption fees.

8. Comment: In addition to referring shareholders to Putnam Dynamic Asset Allocation Conservative Fund’s prospectus, please revise the disclosure in Proposal 4 of the Proxy Statement to provide additional information about the risks associated with investments in commodities by Putnam Dynamic Asset Allocation Conservative Fund.

Response: We have revised the Proxy Statement disclosure accordingly.

9. Comment: Please indicate supplementally which Proposals in the Proxy Statement will be subject to “echo voting” by Putnam Fiduciary Trust Company and Putnam Investor Services, Inc., acting as trustee of retirement plan accounts and shareholder of record for Fund shares held in such accounts.

Response: Putnam Fiduciary Trust Company and Putnam Investor Services, Inc. will “echo vote” shares for which they are the shareholder of record, in the manner set forth in the Proxy Statement, for all Proposals.

10. Comment: Please indicate supplementally whether the proportional voting mechanic outlined in the section of the Proxy Statement “Special Rule for Proportional Voting for Putnam Managed Municipal Income Trust and Putnam Municipal Opportunities Trust” will be utilized for all Proposals.

Response: The proportional voting mechanic will be utilized for all Proposals, in accordance with Section 402.08(C) of the New York Stock Exchange Listed Company Manual.

11. Comment: We note that the disclosure in Appendix F of the Proxy Statement describing the Trustees’ approval of the Funds’ previous management contracts states that “the Trustees noted that a portion of available soft dollars continues to be used to pay fund expenses.” Please describe supplementally this practice and its relation to the safe harbor set forth in Section 28(e) of the Securities Exchange Act of 1934.

Response: As indicated in the cited Proxy Statement disclosure, Putnam Management, in placing portfolio transactions for the Funds with broker-dealers, has entered into arrangements with certain broker-dealers whereby a negotiated portion of the trading commissions payable by the Funds in respect of certain portfolio transactions is allocated by the broker-dealer for use in paying certain Fund expenses, such as custody fees. This practice results in lower expenses for the Funds and, in the view of Putnam Management, is consistent with Putnam Management’s fiduciary duty to seek best execution in placing portfolio transactions on behalf of the Funds. Putnam Management and its affiliates do not receive any benefit from these arrangements.

The practice of using brokerage commissions to pay fund expenses is separate from the common practice by investment advisers of using “soft dollars,” in accordance with the Section 28(e) safe harbor, to obtain “research” and “brokerage services” that may benefit the adviser even where the brokerage commission paid exceeds the commission that might have been payable if the broker-dealer were not providing research or brokerage services to the adviser. As indicated in the Proxy Statement disclosure in Proposal 1, Putnam Management is authorized under both the previous management contracts and the proposed new management contracts to use soft dollars to obtain research and brokerage services in accordance with policies adopted from time to time by the Trustees, which include usage consistent with the Section 28(e) safe harbor and applicable guidance issued by the Securities and Exchange Commission and the Commission Staff. As indicated in Appendix F to the Proxy Statement, the Trustees regularly review Putnam Management’s use of soft dollars, including the benefits received by Putnam

Management in the form of research and brokerage services, both in connection with their consideration of management contract approvals and as part of their oversight of Putnam Management’s portfolio trading processes.

Putnam Management and the Trustees believe that the use of brokerage commissions to pay fund expenses is analytically different from the use of soft dollars to obtain research and brokerage services, as the former practice does not inure to the benefit of Putnam Management and instead benefits solely the Funds. We note that, since no benefit inures to Putnam Management from the use of brokerage commissions to pay fund expenses, there is no need for reliance on the Section 28(e) safe harbor. We have revised the cited statement in the Proxy Statement disclosure to substitute “brokerage commissions” for “soft dollars” to reduce potential confusion caused by the use of the latter term in describing this practice.

12. Comment: Please provide supplementally an update on the matters described in the section of Appendix G entitled “A note for funds audited by PricewaterhouseCoopers LLP.”

Response: As of the date of this letter, we have been advised by PricewaterhouseCoopers LLP that it expects the asset transfers described in the Proxy Statement disclosure to be complete on or before December 31, 2013.

13. Comment: Please revise the disclosure in the Proxy Statement accompanying paragraph 10 of Proposal 3 to make more prominent the statement “The proposed changes would expand, to a certain extent, the Trustees’ authority to amend a declaration of trust without obtaining a shareholder vote.”

Response: We have revised the Proxy Statement disclosure accordingly.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-8939. Thank you for your assistance.

Very truly yours,

/s/ James F. Clark

James F. Clark

Associate General Counsel

Putnam Investments

cc: Carlo N. Forcione, Esq., Putnam Investments

James E. Thomas, Esq., Ropes & Gray LLP